February 9, 2011

VIA EDGAR

Office of Registration and Reports
U. S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-0505

Re:	IndexIQ Trust SEC File No. 811-22185 IndexIQ ETF Trust SEC File No. 811- 22227 Fidelity Bond Filing (Form 40-17G)

On behalf of IndexIQ Trust and IndexIQ ETF Trust (each, a “Trust” and together, the “Trusts”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) are the following documents:

1.	A copy of the Fidelity Bond and any riders thereto for the Trusts (attached as Exhibit A); and

2.	A copy of the resolutions approved by unanimous written consent on February 8, 2011 by the Boards of Trustees of the Trusts, a majority of the Trustees who are not “interested persons” of the Trusts as defined by Section 2(a)(19) of the 1940 Act with the amount, type, form and coverage of the Fidelity Bond and the portion of the premium paid by the Trusts (attached as Exhibit B); and

3.	A copy of the Joint Insured Bond Agreement between the Trusts, pursuant to paragraph (f) of Rule 17g-1 (attached as Exhibit C).

An initial premium of $2,470 was paid for the period May 8, 2010 through May 8, 2011. IndexIQ Trust and IndexIQ ETF Trust were allocated to pay 33% $815.10 and 67% $1,654.90, respectively, of this premium.

Please contact me by phone at (212) 298-1856 or by e-mail at linda.ridolfi@bnymellon.com if you have any questions.

Sincerely,

/s/ Linda R. Ridolfi

Linda R. Ridolfi
Vice President
The Bank of New York Mellon

cc:	David Fogel, Esq., IndexIQ Advisors, LLC
Peter Shea, Esq., Katten Munchin Rosenman LLP

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS				BOND NUMBER
Item 1.	Name of Insured	IndexIQ Trust
				6214341
	Principal Address:	Suite N611
		800 Westchester Avenue Rye Brook NY 10573 (Herein called the Insured)

Item 2.

Bond Period from 12:01 a.m. on 05/08/2010 to 12:01 a.m. on 05/08/2011.

The effective date of the termination or cancellation of this bond, standard time at the Principle Address as to each of the said dates.

Item 3.	Limit of Liability –
	Subject to Section 9, 10 and 12 hereof:
			Limit of Liability	Deductible Amount
	Insuring Agreement A– FIDELITY		$925,000	$0
	Insuring Agreement B– AUDIT EXPENSE		$25,000	$5,000
	Insuring Agreement C– ON PREMISES		$925,000	$10,000
	Insuring Agreement D– IN TRANSIT		$925,000	$10,000
	Insuring Agreement E– FORGERY OR ALTERATION		$925,000	$10,000
	Insuring Agreement F– SECURITIES		$925,000	$10,000
	Insuring Agreement G– COUNTERFEIT CURRENCY		$925,000	$10,000
	Insuring Agreement H– STOP PAYMENT		$25,000	$5,000
	Insuring Agreement I– UNCOLLECTIBLE ITEMS OF DEPOSIT		$25,000	$5,000

OPTIONAL COVERAGES ADDED BY RIDER:

	Insuring Agreement J– COMPUTER SYSTEMS		$925,000	$10,000
	Insuring Agreement K– UNAUTHORIZED SIGNATURES		$25,000	$5,000
	Insuring Agreement L– AUTOMATED PHONE SYSTEMS		Not Covered	Not Covered
	Insuring Agreement M–TELEFACSIMILE		Not Covered	Not Covered

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.

Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

No Exceptions

Item 5.	The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
	1-5

Item 6.

The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.9(s) N/A such termination or cancellation to be effective s of the time this bond becomes effective.

Item 7.	Premium Amount:

Issue Date: 01/27/2011	By:

Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER No. 1

     To be attached to and form part of Bond No.             in favor of                   effective as of

In consideration of the premium charged for the attached bond, it is hereby agreed that:

     1. From and after the time this rider becomes effective the Insured under the attached bond are:

     2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

     3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

     4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

     5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

     6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

SR 5538

     7. The attached bond shall be subjected to all its agreements, limitations and conditions except as herein expressly modified.

     8. This rider shall become effective as 12:01 a.m. on

Signed, Sealed and dated

By:

Authorized Representative

SR 5538

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

Rider No. 2

AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No.                         in favor of                    .

It is agreed that:

1.	The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

This bond shall terminate

a.	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

b.	as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c.	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3.	This rider is effective as of 12:01 a.m. on

By:

Authorized Representative

91222 (12/09)

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER NO.

INSURING AGREEMENT J

     To be attached to and form part of Bond No.                            in favor of

It is agreed that:

1.	The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or

(2)	change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a)	Property to be transferred, paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited:

(c)	an unauthorized account of a fictitious account to be debited or credited;

(3)	voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)	cause the Insured or its agent(s) to sustain a loss, and

(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(iii)	and further provided such voice instruction or advices:

(a)	were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

(b)	were electronically recorded by the Insured or its agent(s).

(4)	It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured

2.	As used in this Rider, Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and

(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads “...at any time but discovered during the Bond Period.”

(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

(c)	Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be (                          ), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of (                                    ), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices.”

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective at 12:01 a.m. Standard time on

By:

Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

     RIDER NO.

INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No.                      in favor of

It is agreed that:

(1)	The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

(2)	Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3)	It shall be a condition precedent to the Insured’s right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4)	The Limit of Liability for the coverage provided by this rider shall be ( ) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(5)	The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of ( ) (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6)	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7)	The rider is effective as of 12:01 a.m. standard time on as specified in the bond.

By:

Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

     Rider No.

OMNIBUS WORDING

This endorsement, effective 12:01 a.m.                           forms a part of policy number                  issued to

It is hereby understood and agreed that:

1.	If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

2.	If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Req. 17g-1, due to an increase in asset size of current funds insured under the bond or by the addition of new funds such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

By:

Authorized Representative

EXHIBIT B

IndexIQ Trust
Approval of Fidelity Bond

RESOLVED, that the Board, including a majority of the Independent Trustees, hereby authorize and direct the proper officers of the Trust, subject to ratification by the Board, to take such actions as may be necessary to renew the currently effective fidelity bond (the “Fidelity Bond”), or to obtain a similar Fidelity Bond, for the period May 8, 2010 to May 8, 2011, on terms and conditions comparable to those contained in the Fidelity Bond with a $925,000 limit of liability and a premium of $2,470, of which $815.10 is payable by the Trust, and to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the investment Company Act of 1940; and it is further

RESOLVED, that the Joint Insurance Sharing Agreement, among the Trust on behalf of each of its series, IndexIQ Advisors LLC and IndexIQ Trust relating to the utilization of the Fidelity Bond be, and it hereby is, continued; and it is further

RESOLVED, that each officer of the Trust shall be designated an officer pursuant to Rule 17g-1(h) and is authorized to make the proper filings with the U.S. Securities and Exchange Commission as required by Rule 17g-1.

IndexIQ ETF Trust
Approval of Fidelity Bond

RESOLVED, that the Board, including a majority of the Independent Trustees, hereby authorize and direct the proper officers of the Trust, subject to ratification by the Board, to take such actions as may be necessary to renew the currently effective fidelity bond (the “Fidelity Bond”), or to obtain a similar Fidelity Bond, for the period May 8, 2010 to May 8, 2011, on terms and conditions comparable to those contained in the Fidelity Bond with a $925,000 limit of liability and a premium of $2,470, of which $1,654.90 is payable by the Trust, and to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the investment Company Act of 1940; and it is further

RESOLVED, that the Joint Insurance Sharing Agreement, among the Trust on behalf of each of its series, IndexIQ Advisors LLC and IndexIQ ETF Trust relating to the utilization of the Fidelity Bond be, and it hereby is, continued; and it is further

RESOLVED, that each officer of the Trust shall be designated an officer pursuant to Rule 17g-1(h) and is authorized to make the proper filings with the U.S. Securities and Exchange Commission as required by Rule 17g-1.

EXHIBIT C

INDEXIQ TRUST
INDEXIQ ETF TRUST
FIDELITY BOND AND INSURANCE SHARING AGREEMENT

THIS AGREEMENT made and entered into this 6th day of August 2009, by and between IndexIQ Trust, IndexIQ ETF Trust (each a “Trust” and collectively, the “Trusts”), each an open-end management investment company, on behalf of each of its respective series specified in Appendix A (“Funds”).

     WHEREAS, IndexIQ Advisors LLC (“Advisor”) acts as investment advisor to each of the Funds; and

     WHEREAS, pursuant to the requirement of Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), the Trusts, on behalf of each Fund, have obtained fidelity bond coverage as named parties (“Insureds”) under a joint insured fidelity bond, as amended from time to time to reflect any additions to Appendix A (“Bond”); and

     WHEREAS, the Insureds, in order to be covered by a single fidelity bond, are required by Rule 17g-1 to be parties to an agreement that establishes the criteria by which premiums and recoveries under the Bond shall be allocated among the Insureds; and

     WHEREAS, the Trusts and the Advisor have entered into, on behalf of their respective trustees, directors and officers, a Mutual Fund/Trustees and Officers/Errors and Omissions Liability Insurance (“T&O/E&O”) inclusive of Investment Advisor/Directors and Officers/Errors and Omissions Liability Insurance coverage (“D&O/E&O” and together with the T&O/E&O, the “Insurance”);

     NOW, THEREFORE, it is agreed as follows:

     1. Amount of Coverage Maintained. The amount of fidelity coverage under the Bond shall at all times be at least equal to the total amount of coverage which the Trusts, on behalf of each Fund, would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 under the 1940 Act had the Trusts not been a named insured under the Bond. The amount of insurance coverage under the Insurance shall be equal to such amounts as the Board of Trustees of each Trust and the Advisor determine. The amount of fidelity coverage under the Bond and coverage under the Insurance shall be approved at least annually by each Board of Trustees of the Trusts, including a majority of those Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act.

     2. Allocation of Recoveries. In the event an actual pecuniary loss is suffered by any two or more of the Insureds under circumstances covered by the terms of the Bond, any recovery under the Bond shall be allocated among such Insureds as follows:

     (a) If the total amount of coverage provided under the Bond exceeds or is equal to the amount of the combined total amount of loss suffered by the Insureds suffering loss, then each such Insured shall be entitled to recover the amount of its actual loss.

     (b) If the amount of loss suffered by each Insured suffering loss exceeds its minimum coverage requirement under Rule 17g-1 under the 1940 Act and the amount of such Insureds’ combined actual losses exceeds the total amount of coverage provided under the Bond, then each such Insured shall be entitled to recover (i) its minimum coverage requirement and (ii) to the extent there exists any excess coverage, the proportion of such excess coverage which its minimum coverage requirements bears to the amount of the combined minimum coverage requirements of the Insureds suffering actual loss: provided, however, that if the actual loss of any such Insureds is less than the sum of (i) and (ii) above, then such difference shall be recoverable by the other Insured or Insureds in proportion to their relative minimum coverage requirements.

     (c) If (i) the amount of actual loss suffered by any Insured is less than or equal to its minimum coverage requirement, (ii) the amount of actual loss of another Insured or the other Insureds exceeds its or their minimum coverage requirement or requirements, and (iii) the amount of the combined actual losses of the Insureds exceeds the total amount of coverage provided under the Bond, then any Insured which has suffered an amount of actual loss less than or equal to its minimum coverage requirement shall be entitled to recover its actual loss. If only one other Insured has suffered actual loss, it shall be entitled to recover the remainder of the amount of the coverage under the Bond. If more than one other Insured has suffered actual loss in excess of the remaining coverage, then they shall allocate such remaining amount of coverage in accordance with paragraph (b) of this Section 2.

     3. Allocation of Premiums. No premium shall be paid under the Bond and the Insurance unless the Board of Trustees of each Trust, including a majority of those Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act, shall approve the portion of the premium to be paid by such Trust, on behalf of each of its Funds. The premium payable on the Bond shall be allocated between the Trusts as determined by the Boards of Trustees of the Trusts.

     4. Amendment. Each party hereby consents to additional Funds and investment companies advised or managed by IndexIQ Advisors LLC being named as a joint insured under the Bond, the Insurance and this Agreement. Appendix A shall be amended when necessary to reflect the addition of new Funds and investment companies. Otherwise this Agreement may not be amended or modified in any manner except by a written agreement executed by the parties.

     5. Filing with the Commission. A copy of this Agreement and any amendment thereto shall be filed with the Securities and Exchange Commission within 10 days after the execution thereof.

     6. Applicable Law. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of New York.

     7. Notices. All Notices and other communications hereunder shall be in writing and shall be addressed to the appropriate party c/o IndexIQ Advisors LLC, 800 Westchester Avenue, Suite N611, Rye Brook, NY 10573.

     8. Limitations of Liability of Trustees and Shareholders. A copy of the Declaration of Trust of the Trusts, and any amendments thereto, are on file with the Secretary of State of Delaware, and it is hereby agreed that this Agreement is executed on behalf of the Trustees of the Trusts as Trustees and not individually and that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trusts individually but are binding only upon the assets and property of the Trusts.

IN WITNESS WHEREOF IndexIQ Trust and IndexIQ ETF Trust, on behalf of each of their respective Funds, have caused this Agreement to be executed as of the day and year first written.

IndexIQ Trust,
on behalf of each of its Funds

By:	/s/ Adam S. Patti
Name Adam S. Patti
Title: Chairman

IndexIQ ETF Trust,
on behalf of each of its Funds

By:	/s/ Adam S. Patti
Name Adam S. Patti
Title: Chairman

APPENDIX A

FUNDS

AS OF AUGUST 4, 2009

IQ ALPHA HEDGE STRATEGY FUND

IQ HEDGE MULTI-STRATEGY TRACKER ETF

IQ HEDGE MACRO TRACKER ETF

IQ CPI INFLATION HEDGE ETF

IQ GLOBAL RESOURCES ETF

IQ MERGER ARBITRAGE ETF

IQ AUSTRALIA SMALL CAP ETF

IQ CANADA SMALL CAP ETF

IQ SOUTH KOREA SMALL CAP ETF

IQ TAIWAN SMALL CAP ETF